

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 31, 2017

Via E-mail
Barry A. Hytinen
Chief Financial Officer
Hanesbrands Inc.
1000 East Hanes Mill Road
Winston-Salem, North Carolina 27105

**Re: Hanesbrands Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2016
          Filed February 3, 2017
          Form 8-K Filed August 1, 2017
          File No. 001-32891**

Dear Mr. Hytinen:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed August 1, 2017
Exhibit 99.1

1.   We note that you provided non-GAAP financial measures for 2017 fiscal year financial guidance and third-quarter guidance on pages two and three of your press release. Please tell us why you have not provided quantitative reconciliations for your forward-looking non-GAAP financial measures. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Steve Lo at (202) 551-3394 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding these comments.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and
Mining